Exhibit 4.2

DESCRIPTION OF EACH REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

SIMON PROPERTY GROUP, INC.

As of December 31, 2025, Simon Property Group, Inc. had the two following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our common stock, $0.0001 par value per share (“common stock”) and (ii) our Series J 8⅜% Cumulative Redeemable Preferred Stock, $0.0001 par value per share (“Series J Preferred Stock”).

The following descriptions are summaries and do not purport to be complete. The descriptions are subject to and qualified in their entirety by reference to our articles of incorporation (the “articles of incorporation”), our bylaws (the “bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of the Indiana Business Corporation Law.

References in the discussion under the caption “Simon Property Group, Inc.” to “Simon,” “we,” “our” and “us” and similar references mean Simon Property Group, Inc. excluding, unless the context otherwise requires or otherwise expressly stated, its subsidiaries.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We have the authority to issue 850,000,000 shares of capital stock, par value $0.0001 per share, consisting of the following:

• 511,990,000 shares of common stock,

• 10,000 shares of Class B common stock,

• 100,000,000 shares of preferred stock, and

• 238,000,000 shares of excess common stock, or Excess Stock.

Common Stock and Class B Common Stock

Terms of Common Stock

As of December 31, 2025, there were 325,223,870 shares of common stock outstanding, which excludes the outstanding shares of Class B common stock described below and the shares of common stock held in treasury. The holders of shares of common stock:

• are entitled to one vote per share on all matters to be voted on by stockholders, other than the election of four directors who are elected exclusively by holders of Class B common stock;

• are not entitled to cumulative voting for the election of directors;

• are entitled to receive dividends as may be declared from time to time by the board of directors, in its discretion, from legally available assets, subject to preferential rights of holders of preferred stock;

• are not entitled to preemptive, subscription or conversion rights; and

• are not subject to further calls or assessments.

The shares of common stock currently outstanding are validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the common stock.

Terms of Class B Common Stock

As of December 31, 2025, we had 8,000 shares of Class B common stock outstanding. Holders of Class B common stock:

• are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, other than the election of four directors who are elected exclusively by the holders of Class B common stock;

• are not entitled to cumulative voting for the election of directors; and

• are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferential rights of holders of preferred stock.

If we are liquidated, each outstanding share of common stock and Class B common stock, including shares of Excess Stock, if any, will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities, subject to the right of the holders of preferred stock, including any excess preferred stock into which shares of such series has been converted, to receive preferential distributions.

All outstanding shares of Class B common stock are subject to a voting trust of which Herbert and David Simon are the voting trustees. The holders of Class B common stock are entitled to elect four of our directors. However, the number of Class B directors would decrease if the Simon family's aggregate ownership interest in us, including common stock, Class B common stock and units of limited partnership interest of Simon Property Group, L.P. considered on an as-converted basis, decreases to less than 50% of their aggregate ownership interest as of August 9, 1996.

Shares of Class B common stock may be converted at the holder's option into an equal number of shares of common stock. Shares of Class B common stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the Simon family or if the Simon family's aggregate ownership interest declines to specified levels.

Holders of shares of common stock and Class B common stock have no sinking fund rights, redemption rights or preemptive rights to subscribe for any of our securities.

Subject to any separate rights of holders of preferred stock or as described below, any vacancies on the board of directors resulting from death, disability, resignation, retirement, disqualification, removal from office, or other cause of a director shall be filled by a vote of the stockholders or a majority of the directors then in office provided, however, that any vacancy relating to a director elected by the Class B common stock is to be filled by the holders of the Class B common stock.

The articles of incorporation provide that, subject to the right of holders of any class or series separately entitled to elect one or more directors, if any such right has been granted, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Transfer Agent

Computershare Trust Company, N.A. is the transfer agent for our common stock.

Indiana Law and Certain Articles of Incorporation and Bylaw Provisions

Our articles of incorporation and bylaws and certain provisions of the Indiana Business Corporation Law (“IBCL”) may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.

Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person (directly or indirectly, alone or as part of a group) to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges::

• one-fifth or more but less than one-third;

• one-third or more but less than a majority; or

• a majority or more.

“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents or (C) 1,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a bylaw adopted by the corporation’s board of directors, provide that they do not apply. Our articles of incorporation provide that Chapter 42 does not apply to us.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of “beneficial owner” for purposes of Chapter 43, means a person who individually or with or through any of its affiliates or associates, directly or indirectly, owns or has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in their original articles of incorporation or an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our articles of incorporation do not exclude us from Chapter 43.

Classified Board of Directors. Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act, must have a classified board of directors unless the original articles of incorporation contain a provision, or the corporation adopts a bylaw expressly electing not to be governed by this provision. Our articles of incorporation provide that Section 23-1-33-6(c) does not apply to us.

Unanimous Written Consent of Shareholders. Under Chapter 29 of the IBCL, any action required or permitted to be taken by the holders of common stock may be effected only at an annual meeting or special meeting of such holders, and shareholders may act in lieu of such meetings only by unanimous written consent.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. This procedure provides that

• the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the board of directors, or by a stockholder who (i) has complied with the advance notice procedures by giving timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected or (ii) has complied with the proxy access provisions described below under "-Proxy Access", and

• the only business that may be conducted at an annual meeting is business that has been brought before the meeting by or at the direction of the board of directors or by a stockholder who has given timely written notice containing specified information to the Secretary of the stockholder's intention to bring the business before the meeting.

In general, pursuant to the advance notice provisions of our bylaws, we must receive written notice of stockholder nominations to be made or business to be brought at an annual meeting not less than 120 days prior to the first anniversary of the date of the previous year's annual meeting, in order for the notice to be timely. The notice must contain information concerning the person or persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

The purposes of requiring stockholders to give us advance notice of nominations and other business include the following:

• to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business;

• to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business; and

• to provide a more orderly procedure for conducting meetings of stockholders.

Our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action. However, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Our bylaws may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our stockholders.

Proxy Access. Our bylaws also permit a stockholder, or group of up to 20 stockholders, owning at least three percent of our outstanding common stock (excluding Class B common stock) continuously for at least three years, to nominate and include in our proxy materials for our annual meeting of stockholders director nominees constituting up to the greater of two nominees or 20% of the number of directors on our board of directors which, at such time, the common stockholders are entitled to elect. The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in our bylaws.

In general, we must receive written notice of a nomination pursuant to the proxy access provisions of our bylaws no earlier than 150 days and no later than 120 days prior to the first anniversary of the date that we first mailed our proxy statement for the previous year's annual meeting of stockholders, in order for the notice to be timely. The notice must contain certain information specified in our bylaws.

Director Action. Our articles of incorporation and bylaws and the IBCL generally require that a majority of a quorum is necessary to approve any matter to come before the board of directors. Certain matters, including sales of property, transactions with members of the Simon family and related persons and certain affiliates and certain other matters, will also require approval of a majority of the independent directors on the board of directors.

Indemnification. Chapter 37 of the IBCL authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, to which the officers or directors are made a party by reason of their relationship to the corporation. Officers and directors may be indemnified where they have acted in good faith, and in the case of official action, they reasonably believed the conduct was in the corporation’s best interests, and in all other cases, they reasonably believed the action taken was not against the best interests of the corporation, and in the case of criminal proceedings they had reasonable cause to believe the conduct was lawful or there was no reasonable cause to believe the conduct was unlawful. Chapter 37 of the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful, on the merits or otherwise, in the defense of any such proceeding against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding. Chapter 37 of the IBCL states that the indemnification provided for therein is not exclusive of any other rights to which a person may be entitled under the articles of incorporation, bylaws or resolutions of the board of directors or shareholders.

Our articles of incorporation and bylaws provide for indemnification, to the fullest extent permitted by the IBCL, of our directors, officers, employees and agents against liability and reasonable expenses that may be incurred by them in connection with any threatened, pending, or completed investigation, claim, suit, or proceeding, whether civil, administrative, investigative, or criminal in which they may become involved by reason of their relationship to us. Our articles of incorporation and bylaws also provide for mandatory advancement of expenses to such persons provided certain conditions are met, including provision of a written undertaking to repay such advancements, should it be determined that the person is not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Duties and Liability. Under Chapter 35 of the IBCL, directors are required to discharge their duties:

• in good faith;

• with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

• in a manner the directors reasonably believe to be in the best interests of the corporation.

However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness.

This exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Chapter 35 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Chapter 35 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might otherwise be looked upon for guidance in interpreting Indiana corporate law, including decisions that impose a higher or different degree of scrutiny on actions taken by directors in response to a proposed acquisition of control of the corporation, are inconsistent with the proper application of the business judgment rule under that section.

Exclusive Forum. Our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, the Commercial Court as organized and administered under the authority of the Circuit Court in Marion County, Indiana, or if such court is not in existence or the selection of such forum is not effective under applicable law, the Circuit Court in Marion County, Indiana (or, if such courts lack jurisdiction, the United States District Court for the Southern District of Indiana) shall have sole and exclusive jurisdiction for (i) any derivative action brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer, employee, or agent of ours to us or to any of our constituents identified in Section 23-1-35-1(d) of the IBCL; (iii) any action asserting a claim arising under any provision of the IBCL, our articles of incorporation, or bylaws; or (iv) any actions otherwise relating to our internal affairs.

Restrictions on Ownership and Transfer

Our articles of incorporation contain certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a real estate investment trust (“REIT”), including the following:

• not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, to include certain entities, during the last half of a taxable year other than the first year, and

• our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In part because we currently believe it is essential for us to maintain our status as a REIT, the provisions of our articles of incorporation with respect to Excess Stock contain restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

Our articles of incorporation provide that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than the ownership limit. The ownership limit is equal to 8%, or 18% in the case of members of the Simon family and related persons, of any class of capital stock. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the Internal Revenue Service or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT.

Anyone acquiring shares in excess of the ownership limit will lose control over the power to dispose of the shares, will not receive dividends declared and will not be able to vote the shares. In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the ownership limit, the transfer or other event will be deemed void with respect to that number of shares that would be owned by the transferee in excess of the ownership limit. The intended transferee of the excess shares will acquire no rights in those shares of stock. Those shares of stock will automatically be converted into shares of Excess Stock according to rules set forth in our articles of incorporation .

Upon a purported transfer or other event that results in Excess Stock, the Excess Stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by us. The Excess Stock will be issued and outstanding stock, and it will be entitled to dividends equal to any dividends which are declared and paid on the stock from which it was converted. Any dividend or distribution paid prior to our discovery that stock has been converted into Excess Stock is to be repaid upon demand. The recipient of the dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void with respect to the shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of Excess Stock into which the shares were converted. The Excess Stock will also be entitled to the voting rights as are ascribed to the stock from which it was converted. Any voting rights exercised prior to our discovery that shares of stock were converted to Excess Stock will be rescinded and recast as determined by the trustee.

While Excess Stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to the Excess Stock, only to a person whose ownership of the shares of stock would not violate the ownership limit. Upon such transfer, the Excess Stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the Excess Stock was originally exchanged.

Our articles of incorporation contain provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which the Excess Stock was exchanged during the period that the Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at our option, to have acted as an agent on behalf of the trust in acquiring or holding the Excess Stock and to hold the Excess Stock on behalf of the trust.

Our articles of incorporation further provide that we may purchase, for a period of 90 days during the time the Excess Stock is held by the trustee in trust, all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the following:

• the price paid for the stock by the purported transferee, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price of such stock at any time prior to the date we exercise our purchase option, and

• the closing market price for the stock on the date we exercise our option to purchase.

The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to us of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer or other event has occurred.

Our articles of incorporation further provide that in the event of a purported issuance or transfer that would, if effective, result in us being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void, and the intended transferee would acquire no rights to the stock.

All certificates representing shares of any class of our stock bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution rules of the Internal Revenue Code, more than 5%, or such other percentage as may be required by the Internal Revenue Code or regulations promulgated thereunder, of the outstanding stock must give written notice to us containing the information specified in the articles of incorporation before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the articles of incorporation or the Internal Revenue Code applicable to a REIT.

The Excess Stock provision will not be removed automatically even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of directors.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “SPG.”

Preferred Stock

Rank

The Series J Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Simon, rank (i) junior to all other shares of capital stock of Simon which, by their terms, rank senior to the Series J Preferred Stock, (ii) on a parity with all other shares of Simon preferred stock which are not, by their terms, junior or senior to the Series J Preferred Stock and (iii) senior to the common stock and Class B common stock and to all other shares of capital stock of Simon which, by their terms, rank junior to the Series J Preferred Stock. The Series J Preferred Stock shall rank on a parity with any other class or series of Simon's capital stock that is not by its terms junior to the Series J Preferred Stock.

Dividends

Holders of the Series J Preferred Stock are entitled to receive, when and as authorized by the Simon board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the liquidation preference per annum (equivalent to $4.1875 per share per annum). Such dividends shall be payable quarterly in arrears on the last day of each March, June, September and December or, if not a business day, the succeeding business day. Any dividend payable on the Series J Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in the stock records of Simon at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable dividend payment date falls or such other date designated by the Simon board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such dividend payment date.

No dividends on the Series J Preferred Stock shall be authorized by the Simon board of directors or be paid or set apart for payment by Simon at such time as the terms and provisions of any agreement of Simon, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series J Preferred Stock will accumulate whether or not Simon has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulated but unpaid dividends on the Series J Preferred Stock shall not bear interest and holders of the Series J Preferred Stock shall not be entitled to any dividends in excess of full cumulative dividends as described above.

No dividends will be declared or paid or set apart for payment on any capital stock of Simon ranking, as to dividends, on a parity with or junior to the Series J Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series J Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series J Preferred Stock, all dividends declared on the Series J Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series J Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series J Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series J Preferred Stock and such other series of preferred stock bear to each other.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series J Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other capital stock ranking junior to the Series J Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the common stock, Class B common stock or any other capital stock of Simon ranking junior to or on a parity with the Series J Preferred Stock as to dividends or upon liquidation, nor shall any shares of common stock, Class B common stock or any other capital stock of Simon ranking junior to or on a parity with the Series J Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of such shares) by Simon (except by conversion into or exchange for other capital stock of Simon ranking junior to the Series J Preferred Stock as to dividends and upon liquidation).

Any dividend payment made on the Series J Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of Simon (generally referred to herein as a "liquidation"), the holders of the Series J Preferred Stock will be entitled to be paid out of the assets of Simon legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by Simon's board of directors in the amount of a liquidation preference of $50.00 per share, plus an amount equal to any accumulated and unpaid dividends, if any, thereon to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock, Class B common stock or any other capital stock ranking junior to the Series J Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series J Preferred Stock will have no right or claim to any of the remaining assets of Simon.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of Simon, the legally available assets of Simon are insufficient to pay the amount of the liquidating distributions on the Series J Preferred Stock and the corresponding amounts payable on the shares of any other series of preferred stock of Simon ranking on a parity with the Series J Preferred Stock in the distribution of assets upon liquidation, then the holders of the Series J Preferred Stock and any other series of preferred stock of Simon ranking on a parity with the Series J Preferred Stock in the distribution of assets upon liquidation shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

The consolidation or merger of Simon with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of Simon shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of Simon.

Conversion

The Series J Preferred Stock are not convertible into or exchangeable for any other property or securities of Simon.

Optional Redemption

The Series J Preferred Stock are not redeemable prior to October 15, 2027. On and after October 15, 2027, Simon, at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Series J Preferred Stock, in whole or in part at any time or from time to time, in cash at a redemption price of $50.00 per share, plus accumulated and unpaid dividends, if any, thereon to, but excluding, the date fixed for redemption (except as provided below), without interest, to the extent Simon will have funds legally available therefor. The redemption price of the Series J Preferred Stock (other than any portion thereof consisting of accumulated and unpaid dividends) shall be paid solely from the sale proceeds of other capital stock of Simon and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series J Preferred Stock to be redeemed shall surrender such Series J Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price upon such surrender. If notice of redemption of any Series J Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set aside by Simon in trust for the benefit of the holders of any Series J Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on such Series J Preferred Stock, such stock shall no longer be deemed outstanding and all rights of the holders of such Series J Preferred Stock will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Series J Preferred Stock are to be redeemed, the Series J Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Series J Preferred Stock) or by any other equitable method determined by Simon.

Notwithstanding the foregoing, unless full cumulative dividends on the Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, no Series J Preferred Stock shall be redeemed unless all outstanding Series J Preferred Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series J Preferred Stock to preserve the REIT status of Simon or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series J Preferred Stock. In addition, unless full cumulative dividends on the Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past dividend periods and the then current dividend period, Simon shall not purchase or otherwise acquire, directly or indirectly, any Series J Preferred Stock; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series J Preferred Stock to preserve the REIT status of Simon or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series J Preferred Stock.

Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by Simon will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series J Preferred Stock to be redeemed at their respective addresses as they appear on the share transfer records of the registrar. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series J Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series J Preferred Stock to be redeemed; (iv) the place or places where the Series J Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the Series J Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all the shares of Series J Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series J Preferred Stock to be redeemed from such holder.

The holders of Series J Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series J Preferred Stock on the corresponding dividend payment date notwithstanding the redemption thereof between such dividend record date and the corresponding dividend payment date or Simon's default in the payment of the dividend due. Except as provided above, Simon will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series J Preferred Stock to be redeemed.

The Series J Preferred Stock does not have a stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Voting Rights

Except as indicated below or except as otherwise from time to time required by applicable law, the holders of Series J Preferred Stock have no voting rights.

On any matter on which the Series J Preferred Stock are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each share of Series J Preferred Stock is entitled to one vote. With respect to each share of Series J Preferred Stock, the holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of such holder.

If dividends on the Series J Preferred Stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Series J Preferred Stock (voting separately as a class with all other series of Simon preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Simon board of directors at a special meeting called by the holders of record of at least ten percent of the Series J Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of the stockholders, and at each subsequent annual meeting until all dividends accumulated on the Series J Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for payment thereof set aside for payment. In such case, the entire Simon board of directors will be increased by two directors.

So long as any Series J Preferred Stock remains outstanding, Simon will not, without the affirmative vote or consent of the holders of at least 66⅔% of the Series J Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series J Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the affairs of Simon or reclassify any authorized capital stock of Simon into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or (ii) amend, alter or repeal the provisions of the articles of incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series J Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the events set forth in clause (ii) above, so long as the Series J Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event set forth in clause (ii) above Simon may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of Series J Preferred Stock; and provided, further, that (x) any increase in the amount of the authorized Simon preferred stock or the creation or the issuance of any other series of Simon preferred stock or (y) any increase in the amount of authorized Series J Preferred Stock, in each case ranking on a parity with or junior to the Series J Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to such vote or consent would otherwise be required shall be effected, all outstanding Series J Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Transfer

Holders of Series J Preferred Stock are subject to certain restrictions on the number of shares of Series J Preferred Stock that such holder may own in order to preserve Simon's status as a REIT. See "Description of Common Stock-Restrictions on Ownership and Transfer" above. Each holder of Series J Preferred Stock shall upon demand be required to disclose to Simon in writing such information as Simon may request in good faith in order to determine Simon's status as a REIT.

Listing

Our Series J Preferred Stock is listed on the New York Stock Exchange under the symbol “SPGJ.”